

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 8, 2013

<u>Via E-mail</u>
Philip T. Colton, Esq.
Winthrop & Weinstine, P.A.
Capella Tower
225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402-4629

      **Re: Multiband Corporation
              Schedule TO-I
              Filed July 31, 2013
              File No. 005-36987**

Dear Mr. Colton:

We have reviewed your supplemental response dated August 7, 2013 responding to the verbal comment from Perry Hindin conveyed on August 7. We are unable to agree with your conclusion that the Company's tender offer fits into the exemption provided by Exchange Act Rule 13e-4(f)(12)(i) or (ii) given that, as disclosed in the Offer to Purchase:

- it is a condition to the consummation of the merger that all eligible options be cancelled before the merger pursuant to the terms set forth in the merger agreement;
- under the Company's 1999 Stock Compensation Plan, eligible options cannot be cancelled by the Company without the consent of the option holders; and
- the Company is making the offer to purchase the eligible options for the applicable option payments to secure such consent and satisfy the merger condition.

However, we have no further comments given the supplemental information you provided regarding the distinct classes of options subject to the Offer.

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions